EXHIBIT (a)(5)(a)


                TALK AMERICA ANNOUNCES SUCCESSFUL EXCHANGE OFFERS
            COMPANY DRAMATICALLY REDUCES SHORT-TERM DEBT OBLIGATIONS

RESTON, VA - APRIL 2, 2002 - TALK AMERICA (NASDAQ: TALK), an integrated communications provider, today announced that its exchange offers for its convertible subordinated notes due 2002 and 2004 expired as scheduled at midnight on April 1, 2002 and that it would accept for exchange the approximately $57.9 million principal amount, or 94% of the total amount outstanding, of its 4 1/2% Convertible Subordinated Notes due September 2002 that were tendered for exchange and the approximately $17.2 million principal amount, or 95% of the total amount outstanding, of its 5% Convertible
Subordinated  Notes  due  December  2004  that  were  tendered  for  exchange.

"We are extremely pleased with the results of these exchange offers and with the support we have received from our bondholders. This is the last step in our financial restructuring that we began last September and involved obligations to AOL and our senior lender, MCG Capital. With this behind us, we can now devote all of our energy to building a large and profitable base of local customers," stated Gabe Battista, Chairman and CEO of Talk America.

Upon closing of the exchange offer, expected within the next several days, the Company will issue $53.2 million in principal amount of its new 12% Senior Subordinated PIK Notes due 2007 and $2.8 million in principal amount of its new 8% Convertible Senior Subordinated Notes due 2007 (convertible into common stock at $5.00 per share), and will pay approximately $0.5 million in cash, in exchange for the tendered 4 1/2% Convertible Subordinated Notes due 2002. The Company will also issue $17.2 million in principal amount of its new 12% Senior Subordinated PIK Notes due 2007 in exchange for the tendered 5% Convertible
Subordinated Notes due 2004. The Company will pay accrued interest on the exchanged securities upon issuance of the new securities in exchange.

Upon completion of the exchanges, approximately $3.9 million of the existing 4 1/2% Convertible Subordinated Notes due 2002 and approximately $0.9 million of the existing 5% Convertible Subordinated Notes due 2004 will remain outstanding.

ABOUT  TALK  AMERICA
--------------------

Talk America is an integrated communications provider marketing a bundle of local and long distance services to residential and small business customers utilizing its proprietary "real-time" online billing and customer service platform. Talk America has added local service to its offerings, after ten years as a long distance provider. The Company delivers value in the form of savings, simplicity and quality service to its customers based on the efficiency of its low-cost, nationwide network and the effectiveness of its systems that interface electronically with the Bell Operating Companies. For further information, visit the Company online at: www.talk.com.

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CONTACT:
Ruth  E.  Abeshaus
Dir.  Public  and  Investor  Relations
Talk  America
215-862-1305  (t)
215-862-1085  (f)